United States securities and exchange commission logo





                          October 20, 2021

       Adam Sachs
       Chief Executive Officer
       Vicarious Surgical Inc.
       78 Fourth Avenue
       Waltham, Massachusetts 02451

                                                        Re: Vicarious Surgical
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 15,
2021
                                                            File No. 333-260281

       Dear Mr. Sachs:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Chris
Edwards at 202-551-6761 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Edwin C. Pease, Esq.